September 19, 1997

FOR IMMEDIATE RELEASE              CONTACT:
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                          JOS. A. BANK CLOTHIERS, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

                  Hampstead, Maryland -- Jos. A. Bank Clothiers, Inc. announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Jos. A. Bank's outstanding Common Stock held as of the close of business on September 30, 1997.

                  The Board of Directors of Jos. A. Bank adopted the Stockholder Rights Plan after considering the extensive consolidation activity taking place over the past year. The Stockholder Rights Plan will protect shareholders against partial tender offers and other abusive tactics that might be used in an attempt to gain control of Jos. A. Bank without paying all stockholders a fair price for their shares by encouraging anyone attempting to acquire Jos. A. Bank to first negotiate with the Board of Directors.

              Each Right will entitle stockholders to buy one one-hundredth of a share of the newly designated Series A Preferred Stock of Jos. A. Bank at an exercise price of $40. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of Jos. A. Bank's outstanding Common Stock (without the approval of the Board of Directors) or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 20% or more of Jos. A. Bank's outstanding Common Stock.

              If any person becomes the beneficial owner of 20% or more of Jos.
A. Bank's outstanding Common Stock (without the approval of the Board of Directors), or if a holder of 20% or more of Jos. A. Bank's Common Stock engaged in certain self-dealing transactions or a merger transaction in which Jos. A. Bank is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then- current exercise price, units of Jos.
A. Bank's Series A Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of Jos. A. Bank) having a market value equal to twice the then-current exercise price of the Rights. In addition, if Jos. A. Bank is involved in a merger



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or other business combination transaction with any person after which its Common
Stock does not remain outstanding, or sells 50% or more of its assets or earning power to any person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price of the Rights.

              Jos. A. Bank will generally be entitled to redeem the Rights at $.01 per right at any time until the tenth business day following the public announcement that a person or group has acquired 20% or more of Jos. A. Bank's Common Stock.

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